Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 18, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Foamex International Inc.
Registration Statement on Form S-1 Amendment N.1
Filed on: May 30, 2008
File No.: 333-150336

Foamex International Inc.
Registration Statement on Form S-1 Amendment N.1
Filed on: May 30, 2008
File No.: 333-150335

Foamex International Inc.
Form 10-K for the fiscal year ended December 30, 2007
Filed on: April 4, 2008
File No.: 000-22624

Ladies and Gentlemen:

On behalf of Foamex International Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying:

(i)                         Amendment No. 2 to the Registration Statement (“Rights Offering Amendment”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1, bearing File No. 333-150336, filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2008 (“Rights Offering Registration Statement”); and

(ii)                  Amendment No. 2 to the Registration Statement (“Second Lien Term Loan Offering Amendment” and, collectively with the Rights Offering Amendment, the “Registration Statement Amendments”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1, bearing File No. 333-150335, filed with the Commission on May 30, 2008 (“Second Lien

Term Loan Offering Registration Statement” and collectively, with the Rights Offering Registration Statement, the “Registration Statements”).

The Registration Statement Amendments reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Jennifer R. Hardy dated June 13, 2008 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Rights Offering Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of the Rights Offering Amendment or the Second Lien Term Loan Offering Amendment, and to the prospectuses included therein, as may be applicable.

The Company has asked us to convey the following as its responses to the Staff:

Registration Statement on Form S-1 Amendment N.1
File No.: 333-150336

General

1.                          We note your response and revised disclosures in response to comment 2 of our prior comment letter.  Since the shares of common stock issuable to the Significant Equityholders upon their satisfaction of the equity commitment obligations are not covered by either registration statement, it remains unclear how you continue to disclose that the Significant Equityholders can satisfy these obligations by participating in “this” rights offering and/or the second lien term offering.  Please revise your disclosures to further clarify that the Significant Equityholders will only receive shares issued in a private placement, or otherwise provide us with your analysis as to why the Significant Equityholders should be able to participate in these offerings.  Please also address this comment in the registration statement covering the second lien term offering.

Response to Comment 1

The Registration Statements have been revised in response to the Staff’s comment to clarify that the Significant Equityholders cannot satisfy their obligations under the equity commitment agreement by participating in the rights offering and/or the second lien term offering and may satisfy such obligations only by receipt of shares issued by the Company in a private placement. Please see the Rights Offering Amendment and the Second Lien Term Loan Offering Amendment.

2.                          Please tell us supplementally why the Significant Equityholders’ commitment to purchase shares was structured in the manner described in the registration statement (by being able to purchase in the rights offering, under the second lien term loan offering or upon exercise of the put option) versus using a traditional/simpler standby purchase or backstop commitment.

Response to Comment 2

In response to the Staff’s comment, the Company respectfully submits that the Significant Equityholders entered into the equity commitment agreement because the Company required a firm commitment from them regardless of whether the rights offering or the second lien term loan offering was completed.  The rights offering and second lien term loan offering were designed to give other securityholders the same opportunity to obtain shares as that agreed to by the Significant Equityholders. Thus, their agreement is not just a standby or backstop agreement.

Rights Offering Proceeds & Proceeds from the Transactions

3.                           We have reviewed your response to comment 13 from our letter dated May 15, 2008.  Please clarify, if true, that the gross proceeds shown under Rights Offering Proceeds is the maximum amount that can be received through this rights offering and that there is no minimum number of rights which must be exercised.

Response to Comment 3

In response to the Staff’s comment, the Company confirms that the gross proceeds shown under Rights Offering Proceeds is the maximum amount that can be received through the rights offering and that there is no minimum number of rights which must be exercised. Please see the revised cover pages of the Rights Offering Amendment and the Second Lien Term Loan Offering Amendment.

4.                          It is not clear why you are using a per share gross proceeds amount of 64 cents instead of 65 cents which is disclosed throughout the document.  Please advise or revise as necessary.

Response to Comment 4

In response to the Staff’s comment, the Company respectfully submits that a per share gross proceeds amount of 64 cents is being used instead of 65 cents as a result of including the maximum number of early participation shares (assuming that all stockholders (other than the Significant Equityholders) participate in full in the offerings during the early participation period) that may be issued pursuant to the offerings and for which the Company does not receive any additional consideration, in the calculation of the per share gross proceeds amount. For example, in the case of the rights offering, in arriving at the per share gross proceeds amount of 64 cents, the Company divided the maximum proceeds of approximately $70.6 million that may be received through the rights offering by the total number of shares of common stock (including an aggregate of 2.2 million early participation shares) that may be issued under the rights offering, amounting to a maximum of approximately 110.7 million shares. The Company has revised its disclosure to clarify that the calculations in such table assume the issuance of the early participation shares. Please see the cover pages of the Rights Offering Amendment and the Second Lien Term Loan Offering Amendment.

5.                          For note (1) to the Proceeds from the Transactions table, please disclose how you are arriving at the 166.0 million shares of common stock to be issued to the Significant Equityholders.

Response to Comment 5

The Registration Statements have been revised in response to the Staff’s comment. Please see footnote (1) to the Offering Proceeds table on the cover pages of the Rights Offering Amendment and the Second Lien Term Loan Offering Amendment.

6.                          For the maximum amounts shown in the Proceeds from the Transactions table, please clearly present how you are arriving at the $235.6 million gross proceeds amount by discussing each of the components of this amount and how you arrived at the amount associated with each of these components.

Response to Comment 6

The Registration Statements have been revised in response to the Staff’s comment. Please see the cover pages of the Rights Offering Amendment and the Second Lien Term Loan Offering Amendment.

Capitalization, page 27

7.                          We reissue prior comment 25 from our letter dated May 15, 2008.  Please clearly show how you are arriving at each pro forma minimum and pro forma maximum amount in the notes to your capitalization table.  You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.  For example, in a note to the table, you should show and discuss how you are arriving at the pro forma minimum common stock amount from the actual amount and further show how you are arriving at the pro forma maximum common stock amount.

Response to Comment 7

The Registration Statements have been revised in response to the Staff’s comment. Please see the pages 28 and 29 of the Rights Offering Amendment and pages 19 and 20 of the Second Lien Term Loan Offering Amendment.

Net Operating Losses, page 64

8.                          Since you are not filing a tax opinion for this set of transactions, please clarify that the “certain transactions” between April 20, 2006 and May 3, 2006 were substantially similar to the current transactions.

Response to Comment 8

The Registration Statements have been revised in response to the Staff’s comment. Please see page 64 of the Rights Offering Amendment and page 50 of the Second Lien Term Loan Offering Amendment.

Registration Statement on Form S-1 Amendment N.1
File No.: 333-150335

Outside Front Cover of Prospectus

9.                           Please explain the difference between the total number of securities being offered (117,384,615 shares of common stock) with the 102 million figure found in footnote (1) of the Offering Proceeds table.

Response to Comment 9

In response to the Staff’s comment, the Company respectfully submits that the total number of shares being offered in the second lien term loan offering (117,384,615 shares of common stock) represents the maximum number of shares issuable in the second lien term loan offering if all loans outstanding under the second lien term loan facility (other than the $100.0 million of loans that are expected to be assigned by the Significant Equityholders in satisfaction of their obligations under the equity commitment agreement) are assigned to the Company thereunder during the early participation period.  The Company currently has a total of $175.0 million in loans outstanding under its second lien term loan facility, and the Significant Equityholders currently hold interests in an aggregate of $110.0 million of such loans.  Subtracting the $100.0 million in loans to be assigned by the Significant Equityholders in satisfaction of their obligations under the equity commitment agreement, leaves an aggregate of $75 million of loans (including $10.0 million of loans that are held by the Significant Equityholders above the amount of their obligations under the equity commitment agreement (such loans, the “SE Additional Loans”)).  Because the Significant Equityholders are not party to any arrangement with regard to the SE Additional Loans and are under no obligation to assign the SE Additional Loans to the Company under the equity commitment agreement, the Company believes that the Significant Equityholders are free to participate in the second lien term loan offering with regard to the SE Additional Loans.  As a result, the Company has included the SE Additional Loans in the Second Lien Term Loan Offering Amendment.  However, pursuant to the terms of the equity commitment agreement, the Significant Equityholders have agreed not to receive any early participation shares, including with regard to the SE Additional Loans.  As a result, the Second Lien Term Loan Amendment does not include early participation shares with regard to the SE Additional Loans.  Therefore, the 117,384,615 share figure is the sum of (i) 115,384,615 shares, which is the number of shares of common stock issuable upon assignment of $75.0 million of loans outstanding under the second lien term loan facility plus (ii) 2,000,000 shares, which is the aggregate number of early participation shares issuable with regard to the $65.0 million of loans outstanding under the second lien term loan facility (which excludes the SE Additional Loans).

The 102,000,000 share figure found in footnote (1) of the Offering Proceeds table is the sum of (i) 100,000,000 shares, which is the number of shares of common stock issuable upon assignment of $65.0 million of loans outstanding under our second lien term loan facility plus (ii) 2,000,000 shares, which is the aggregate number of early participation shares issuable with regard to the $65.0 million of loans outstanding under the second lien term loan facility, in both cases assuming that the Significant Equityholders will not participate in the second lien term loan offering with regard to the SE Additional Loans.

Form 10-K for the fiscal year ended December 30, 2007

General

10.                    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response to Comment 10

The Company acknowledges the Staff’s comment and confirms that it will include the revisions in the supplemental responses below in its future filings.

Executive Compensation, page 38
Compensation Discussion and Analysis, page 38

Overview, page 38

11.                    We note your response to comment 49 of our prior letter; however, your response does not address the second half of our comment regarding individual performance goals and measures of personal performance. Please advise.

Response to Comment 11

In response to the Staff’s comment, the Company respectfully submits that the Compensation Committee measures the Company’s operating performance through Consolidated EBITDA.  To the extent the Company achieves the specific target for Consolidated EBITDA in a given year, an executive officer receives the target incentive award payment provided that such executive officer is personally performing satisfactorily. The following disclosure would amend the disclosure provided in the Company’s response dated May 30, 3008 to the Commission’s comment letter dated May 15, 2008.

Because the target under the Incentive Plan was not met, the Compensation Committee determined that discretionary awards were necessary, in part to retain certain key executives and employees and to reward such employees for accomplishments that were achieved.  In determining the discretionary awards, the Compensation Committee considered the target incentive payment under the Incentive Plan and the contributions and performance of each of the Named Executive Officers during 2007 and awarded a portion thereof as discretionary bonuses. While the Incentive Plan target was not attained, several significant goals were achieved in 2007.  Among the factors considered by the Compensation Committee were how close the actual financial results were to the target, a reduction in the Company’s debt significantly beyond the original target, improvements in working capital, sales of non-strategic assets, greater efficiencies in the Company’s manufacturing facilities, the freezing of the Company’s defined benefit pension plan and securing certain new business contracts.  See Summary Compensation Table below for a listing of the amounts paid to certain of the Named Executive Officers.  Specifically, the Compensation Committee considered the achievements of each of the following officers in connection with the factors set forth above.  For Mr. Johnson, the Compensation Committee considered the Company’s top priority of reducing debt and Mr. Johnson’s role in generating cash to reduce debt through consolidating certain manufacturing facilities, reductions in employees, sales of non-strategic assets, and freezing the Company’s defined benefit pension plan.  The Compensation Committee considered Mr. Larney’s accomplishment of reducing working capital through the reduction of inventory and cash collateral for insurance programs and other purposes since joining the Company in August 2007.  The Compensation Committee considered Mr. Thompson’s efforts in securing certain new business contracts and playing a significant role in the consolidation of the Company’s Eddystone, PA facility into the Company’s Fort Wayne, IN facility.  The Compensation Committee considered Mr. Haslanger’s accomplishment of reducing working capital through the reduction of inventory and his significant involvement with facility consolidations.  The Compensation Committee considered Mr. Nance’s efforts in securing certain new business contracts.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

12.                    We have reviewed your response to comment 58 from our letter dated May 15, 2008.  Please further breakout the other line item within the other assets and liabilities section into smaller components having more descriptive titles.  See SFAS 95.

Response to Comment 12

The Company will provide more detail for the other assets and liabilities line item in its future filings. As supplemental information, the other assets and liabilities line item for the years ended December 30, 2007 and December 31, 2006 would be expanded as follows:

	2007	2006
Other assets and liabilities:

Liabilities subject to compromise	(14,480)	(45,807)
Other current assets	9,058	3,855
Other assets	10,303	6,663
Accrued employee compensation and benefits	(9,782)	17,656

Accrued rebates	(3,375)	(1,592)
Other accrued liabilities	1,075	(1,703)
Other liabilities	(1,469)	187
Other	2700	505

*          *          *

If you have any questions concerning the above responses, please do not hesitate to contact Judith R. Thoyer, Esq. at (212) 373-3002 (Telephone), (212) 492-0002 (Facsimile), or the undersigned at (212) 373-3431 (Telephone), (212) 492-0431 (Facsimile).

Sincerely,

Aun A. Singapore, Esq.

cc:	Andrew R. Prusky, Esq.
Foamex International Inc.
Judith R. Thoyer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP